Exhibit 99.1

PROPOSAL OF THE BOARD OF DIRECTORS FOR AN EXTRAORDINARY GENERAL MEETING TO BE HELD ON JUNE 19 2009.

Dear Shareholders,

The Board of Directors of Perdigão S.A. (“Company”) wish to submit to you the following proposal to be the subject of deliberation at an Extraordinary General Meeting of the Company, to be held on June 19 2009:

Amendment to paragraph 1 of Article 5 of the Bylaws, to increase the limit of the Company’s authorized capital from 250,000,000 to 500,000,000 shares to permit (a) the increase in the capital as a result of the public offering for a primary distribution of common shares issued by the Company, and (b) the increase of capital resulting from the incorporation of shares issued by Sadia S.A. to be implemented by the Company as announced to the market in the material fact dated May 19 2009;

Consequently, paragraph 1 of Article 5 of the Bylaws shall now have the following wording “Paragraph 1 — The Company is authorized to increase the capital stock up to the limit of 500,000,000 (five hundred million) common shares, irrespective of amendment to the Bylaws, by resolution of the Board of Directors, upon which it is incumbent to establish the conditions for the issue, including the price and the time for paying in of the subscriptions.”

This is what the Board has to propose and expects to be approved by the shareholders.

The Company’s shareholders wishing to access information or to clarify doubts with respect to the above proposal should contact the Investor Relations area of the Company on telephones 3718-5301/5306/5791/5465 or via e-mail: acoes@perdigao.com.br.

São Paulo (SP), May 29 2009

Nildemar Secches	Francisco Ferreira Alexandre

Carlos Alberto Cardoso Moreira	Luís Carlos Fernandes Afonso

João Vinicius Prianti	Manoel Cordeiro Silva Filho

Décio da Silva	Rami Naum Goldfajn

Agreed: Fiscal Council : Atillio Guaspari, Jorge Kalache Filho and Osvaldo Roberto Nieto